UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

(AMENDMENT NO. 3)*

NET2PHONE, INC.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

64108N10

(CUSIP Number)

Joyce J. Mason, Esq.
General Counsel and Secretary
IDT Corporation
520 Broad Street
Newark, New Jersey 07102
(973) 438-1000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications)

November 24, 2003

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box [            ].

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall not be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP No. 64108N10

1    NAME OF REPORTING PERSON

IT Stock, LLC

I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

52-2352839

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) [ ]
(b) [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS

00

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7    SOLE VOTING POWER

18,900,000

8    SHARED VOTING POWER

N/A

9    SOLE DISPOSITIVE POWER

18,900,000

10    SHARED DISPOSITIVE POWER

N/A

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

18,900,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [    ]

2

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                25.40%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

                00

*	All the shares beneficially held by the Reporting Person are shares of Class A Common Stock, par value $0.01 per share, of the Issuer (“Class A Stock”). Each share of Class A Stock is convertible into one share of Common Stock, par value $0.01 per share, of the Issuer (“Common Stock”) without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 65.37% of the outstanding shares of Class A Stock and (ii) approximately 36.58% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and $28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the Securities and Exchange Commission (the “SEC”) pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1 NAME OF REPORTING PERSON

NTOP HOLDINGS, L.L.C.

I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

52-2348660

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a	) [ ]
(SEE INSTRUCTIONS)	(b	) [x]

3 SEC USE ONLY

4 SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5 CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED

PURSUANT TO ITEMS 2(d) or 2(e)                                                                                                                                        [  ]

6 CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 9,996,750
8 SHARED VOTING POWER 18,900,000
9 SOLE DISPOSITIVE POWER 9,996,750
10 SHARED DISPOSITIVE POWER 18,900,000
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 28,896,750
12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and $28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON

IDT DOMESTIC-UNION, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b)	[x]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,896,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

00

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 99.94% of the outstanding shares of Class A stock and (ii) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1    NAME OF REPORTING PERSON

IDT INVESTMENTS INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [    ]        (b)    [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750

8 SHARED VOTING POWER
N/A

9 SOLE DISPOSITIVE POWER
N/A

10 SHARED DISPOSITIVE POWER
28,896,750

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,896,750

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [    ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14    TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 99.94% of the outstanding shares of Class A stock and (ii) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1    NAME OF REPORTING PERSON

IDT NEVADA HOLDINGS, INC.

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP    (a)    [    ]        (b)    [x]

3    SEC USE ONLY

4    SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)    [    ]

6    CITIZENSHIP OR PLACE OF ORGANIZATION

Nevada

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750

8 SHARED VOTING POWER
N/A

9 SOLE DISPOSITIVE POWER
N/A

10 SHARED DISPOSITIVE POWER
28,896,750

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,896,750

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)    [    ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 99.94% of the outstanding shares of Class A stock and (ii) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON

IDT DOMESTIC TELECOM, INC.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,896,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 99.94% of the outstanding shares of Class A stock and (ii) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON

IDT TELECOM, INC.

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 28,896,750 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 28,896,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

28,896,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

38.33%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	All the shares beneficially held by the Reporting Person are shares of Class A Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents (i) approximately 99.94% of the outstanding shares of Class A stock and (ii) approximately 55.93% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON

IDT CORPORATION

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ]
(b)	[x]

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,146,750 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 30,146,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,146,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) [ ]

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.51%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

*	The shares beneficially held by the Reporting Person consist of 28,896,750 shares of Class A Stock and 2,500,000 shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately 99.94%, of the outstanding shares of Class A stock and the Common Stock beneficially owned by the Reporting Person represents approximately 2.75% of the outstanding shares of Common Stock. Together, the shares of capital stock of the Issuer beneficially owned by the Responding Person represents approximately 57.14% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

SCHEDULE 13D

CUSIP No. 64108N10

1	NAME OF REPORTING PERSON

HOWARD S. JONAS

2 CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☒

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 30,146,750 8 SHARED VOTING POWER N/A 9 SOLE DISPOSITIVE POWER N/A 10 SHARED DISPOSITIVE POWER 30,146,750

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

30,146,750

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS) ☐

13 PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

40.51%*

14 TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

*	The shares beneficially held by the Reporting Person consist of 28,896,750 shares of Class A Stock and 2,500,000 shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. Each share of Class A Stock has two votes per share and each share of Common Stock has one vote per share. The percentage of Common Stock listed in Line 13 above assumes conversion of the shares of Class A stock into shares of Common Stock. The Class A Stock beneficially owned by the Reporting Person represents approximately 99.94%, of the outstanding shares of Class A stock and the Common Stock beneficially owned by the Reporting Person represents approximately 2.75% of the outstanding shares of Common Stock. Together, the shares of capital stock of the Issuer beneficially owned by the Responding Person represents approximately 57.14% of the aggregate voting power of the Issuer assuming the shares of Class A Stock are not converted into shares of Common Stock. The calculations are based on a total of 74,416,001 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

The undersigned hereby file this Amendment No. 3 (this “Amendment”) to the Schedule 13D filed by IDT Investments Inc., IDT Corporation and Howard S. Jonas with the Securities and Exchange Commission (the “SEC”) on August 21, 2000, the Schedule 13D filed by ITelTech, LLC and AT&T Corp. with the SEC on August 22, 2000, each as previously amended and restated by Amendment No. 1 to Schedule 13D filed by NTOP Holdings, L.L.C., IDT Domestic-Union, LLC, IDT Investments Inc., IDT Nevada Holdings, Inc., IDT Domestic-Telecom, Inc., IDT Telecom, Inc., IDT Corporation, Howard S. Jonas, AT&T Corp. and ITelTech, LLC with the SEC on October 25, 2001 and as further amended by Amendment No. 2 to Schedule 13D filed on November 15, 2001, each relating to the Common Stock, par value $0.01 per share (“Common Stock”), of Net2Phone, Inc. This Amendment is being filed in connection with the purchase by IDT Corporation of 1,250,000 shares of Common Stock in a public offering by Net2Phone, Inc. and in this Amendment the Reporting Persons also report that AT&T Corp. and ITelTech, LLC no longer have any interests in NTOP Holdings, L.L.C. or the Securities of the Issuer. This amendment (i) amends and restates the text of the second paragraph of Item 2(a) – (b), and deletes references to AT&T Corp. and ITelTech, LLC from Item 2, (ii) supplements the text of Item 3, (iii) supplements the text of Item 4, (iv) amends and restates the text of Items 5(a) and 5(b), (v) supplements the text of Item 5(c), (vi) supplements the text of Item 6 and (vii) restates exhibits 1, 3, 4, 6 and 7 previously filed and adds exhibits 21 and 22 under Item 7. Terms used herein and not defined herein shall have the meanings ascribed thereto in the original Schedule 13D, as amended. Net2Phone. Inc. shall hereinafter be referred to as “Net2Phone” or the “Issuer”.

ITEM 2.	IDENTITY AND BACKGROUND

NTOP Holdings, L.L.C. is a Delaware limited liability company. NTOP Holdings, L.L.C. was formerly known as Net2Phone Holdings, L.L.C. On October 31, 2001 Net2Phone Holdings, L.L.C. changed its name to NTOP Holdings, L.L.C. NTOP Holdings L.L.C. (“Net2Phone Holdings”) is a holding company, which actively manages the Class A Stock contributed to it by its members. The members of Net2Phone Holdings originally consisted of IDT Domestic-Union, LLC (“IDT D-U”), ITelTech, LLC (“ITelTech”), LMC Animal Planet, Inc. (“LMC”) and IDT Investments Inc. (“IDT Investments”). On October 29, 2002, ITelTech exercised its right to put its interests in Net2Phone Holdings to affiliates of IDT and Liberty Media Corporation for nominal consideration. As a result, neither ITelTech nor its parent, AT&T Corp. have any interest in Net2Phone Holdings. In connection with the exercise of the put, another affiliate of Liberty Media Corporation, Liberty N2P II, Inc. became a member of Net2Phone Holdings. The address of Net2Phone Holding’s principal office and principal place of business is 400 North Stephanie Street, Eastgate Plaza, Suite 235, Henderson, Nevada 89014.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATIONS

On November 24, 2003, IDT purchased 1,250,000 shares of Common Stock directly from the Issuer at a purchase price of $4.50 per share, for an aggregate purchase price of $5,625,000. IDT used cash on hand to purchase these shares.

ITEM 4.	PURPOSE OF TRANSACTION

IDT acquired 1,250,000 shares of Common Stock from the Issuer on November 24, 2003 in connection with a public offering by the Issuer of shares of Common Stock.

A copy of the Stock Purchase Agreement between IDT and the Issuer in respect of the 1,250,000 shares of Common Stock purchased by IDT is filed herewith as Exhibit 22.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

(a) IT Stock directly beneficially owns 18,900,000 shares of Class A Stock. Net2Phone Holdings is the sole member of IT Stock and owns all of its outstanding membership interests. Net2Phone Holdings beneficially owns 28,896,750 shares of Class A Stock, consisting of 9,996,750 shares of Class A Stock directly beneficially owned and 18,900,000 shares of Class A Stock indirectly beneficially owned through IT Stock, together representing (i) approximately 38.83% of the outstanding shares of Common Stock assuming conversion of the shares of Class A Stock into shares of Common Stock, (ii) approximately 99.94% of the outstanding shares of Class A Stock and (iii) approximately 55.43% of the combined voting power of all outstanding shares of Common Stock and Class A Stock assuming the shares of Class A Stock are not converted into shares of Common Stock. Each share of Class A Stock is convertible into one share of Common Stock without consideration being paid therefor. The calculations included herein are based on Net2Phone having a total of 74,416,007 shares outstanding, consisting of 45,502,751 shares of Common Stock and 28,913,250 shares of Class A Stock, as last reported by Net2Phone in a Prospectus filed with the SEC pursuant to Rule 424(b)(4) on November 19, 2003, after taking into account the sale of the shares offered thereby as reported by the Issuer on November 25, 2003.

IDT D-U does not directly beneficially own any shares of Net2Phone. IDT D-U is a member of Net2Phone Holdings and owns 87 Class A-1 and 13 Class B membership interests of Net2Phone Holdings, representing approximately 34.60% of the membership interests of Net2Phone Holdings. IDT D-U may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings.

IDT Investments does not directly beneficially own any shares of Net2Phone. IDT Investments is a member of Net2Phone Holdings and owns 30 Class B membership interests and 6 Class A membership interests of Net2Phone Holdings, representing approximately 12.46% of the membership interests of Net2Phone Holdings. IDT Investments is also a member of IDT D-U, owning approximately 1% of the ownership interests and approximately 40% of the voting power of IDT D-U. IDT Investments may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

IDT Nevada does not directly beneficially own any shares of Net2Phone. IDT Nevada owns (i) approximately 57.2% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 64.7% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT Nevada may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U and IDT Investments.

IDT D-T does not directly beneficially own any shares of Net2Phone. IDT D-T is the managing member of IDT D-U, owning approximately 99% of the ownership interests and approximately 60% of the voting power of IDT D-U. IDT D-T also owns (i) approximately 9.3% of the outstanding shares of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments and (ii) approximately 10.5% of the voting power of IDT Investments assuming immediate conversion of all outstanding shares of preferred stock of IDT Investments. IDT D-T may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings and IDT D-U.

IDT Telecom does not directly beneficially own any shares of Net2Phone. IDT D-T is a wholly-owned subsidiary of IDT Telecom. IDT Telecom may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U and IDT D-T.

IDT beneficially owns 1,250,000 shares of Common Stock representing approximately 2.75% of all shares of Common Stock. IDT Telecom is a majority-owned subsidiary of IDT. IDT owns all of the outstanding shares of common stock of IDT Telecom. IDT may be deemed to be the indirect beneficial owner of 28,896,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T and IDT Telecom. Assuming no shares of Class A Stock are converted into Common Stock, shares held by IDT together with those held by Net2Phone Holding would represent approximately 57.14% of the combined voting power.

Howard S. Jonas does not directly beneficially own any shares of the Issuer. As of November 5, 2003, Mr. Jonas beneficially owned 9,816,988 shares of Class A Common Stock, par value $0.01 of IDT and 9,317,548 shares of Class B Common Stock, par value $0.01 of IDT, representing approximately 21.5% of the outstanding shares of IDT and 56.2% of the combined voting power of IDT. Mr. Jonas may be deemed the indirect beneficial owner of 30,146,750 shares of Class A Stock owned by IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom and IDT.

The filing of this Amendment shall not be construed as an admission by the Reporting Persons that they are, for purposes of Section 13(d) of the Exchange Act, the beneficial owner of shares of Net2Phone owned by other parties.

(b) By virtue of his ownership of shares of IDT, representing approximately 56.2% of the combined voting power of IDT, Mr. Jonas has the power to control the election of directors to IDT’s board of directors, which may be deemed as the power to direct the vote and dispose of 28,896,750 shares of Class A Stock owned by IT Stock and Net2Phone Holdings and 1,250,000 Common Stock owned by IDT.

(c) Except as described in this Amendment, no transactions in the shares of Common Stock or Class A Stock have been effected by the Reporting Persons during the past 60 days.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS, WITH RESPECT TO SECURITIES OF THE ISSUER

On October 29, 2003, the Issuer entered into a binding memorandum of understanding with IDT for the provision of telecommunication services to Net2Phone Cable Telephony, LLC, a wholly-owned subsidiary of the Issuer, pursuant to which IDT Corporation and its affiliates will provide Net2Phone Cable Telephony, LLC with local and inter-exchange network access, termination, origination and other related services. In connection therewith, the Issuer has agreed to issue 6,900,000 shares of Class A Stock to IDT and its designated affiliates at the time the parties finalize negotiations of, and enter into, a definitive agreement for telecommunication services agreement.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description

Exhibit 1	Name, business address and principal occupation of each executive officer and director of Net2Phone Holdings.

Exhibit 3	Name, business address and principal occupation of each executive officer and director of IDT Investments.

Exhibit 4	Name, business address and principal occupation of each executive officer and director of IDT Nevada.

Exhibit 6	Name, business address and principal occupation of each executive officer and director of IDT Telecom.

Exhibit 7	Name, business address and principal occupation of each executive officer and director of IDT.

Exhibit 21	Joint Filing Agreement, dated as of December 3, 2001, by and between IT Stock, Net2Phone Holdings, IDT D-U, IDT Investments, IDT Nevada, IDT D-T, IDT Telecom, IDT and Howard S. Jonas.

Exhibit 22	Stock Purchase Agreement, dated November 19, 2003 by and between Net2Phone and IDT.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: December 3, 2003

IT STOCK, LLC
By: NTOP Holdings, L.L.C., its member

By:	/s/ JOYCE J. MASON

Name: Joyce J. Mason Title: Manager

CNTOP HOLDINGS, L.L.C.

By:	/s/ JOYCE J. MASON

Name: Joyce J. Mason Title: Manager

IDT DOMESTIC-UNION, LLC
By: IDT Domestic Telecom, Inc., its managing member

By:	/s/ MOTTI LICHTENSTEIN

Name: Motti Lichtenstein Title: Chief Executive Officer

IDT INVESTMENTS, INC.

By:	/s/ BO YAN

Name: Bo Yan Title: Acting President

IDT NEVADA HOLDINGS, INC.

By:	/s/ BO YAN

Name: Bo Yan Title: Acting President

IDT DOMESTIC TELECOM, INC.

By:	/s/ MOTTI LICHTENSTEIN

Name: Motti Lichtenstein Title: Chief Executive Officer

IDT TELECOM, INC.

By:	/s/ MOTTI LICHTENSTEIN

Name: Motti Lichtenstein Title: Chief Executive Officer

IDT CORPORATION

By:	/s/ JAMES A. COURTER

Name: James A. Courter Title: Chief Executive Officer

/s/ HOWARD S. JONAS

Howard S. Jonas